Filed Pursuant to Rule 424(b)(3)

Registration No. 333-218279

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 26, 2017.

Preliminary Prospectus Supplement

to Prospectus dated May 26, 2017

74,000,000 Class B Ordinary Shares, including Class B Ordinary Shares represented by American Depositary Shares
Banco Macro S.A.

We, Banco Macro S.A., a sociedad anónima organized under the laws of the Republic of Argentina, are offering up to 74,000,000 Class B ordinary shares, par value Ps.1.00 per share, including Class B ordinary shares represented by American depositary shares (“ADSs”), each representing 10 of our Class B ordinary shares.

We are offering ADSs and Class B ordinary shares in a global offering, which consists of an international offering of ADSs in the United States and other countries outside Argentina, a concurrent offering of Class B ordinary shares in Argentina and an offering of Class B ordinary shares in Argentina pursuant to preferential rights of our existing shareholders, as described below. The international offering of the ADSs in the United States and other countries outside Argentina is being underwritten by the underwriters named in this prospectus supplement. In the Argentine offering, Class B ordinary shares are being offered to investors in Argentina through the Argentine placement agent named in this prospectus supplement. The closings of the international offering and the Argentine offering are conditioned upon each other. This prospectus supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus, including any amendments or supplements thereto.

The ADSs are listed on the New York Stock Exchange (the “NYSE”) under the symbol “BMA”. On May 25, 2017, the last reported sale price of the ADSs was US$88.09 per ADS on the NYSE. In addition, our Class B ordinary shares are listed on the Bolsas y Mercados Argentinos S.A. (the “BYMA”) and on the Mercado Abierto Electrónico S.A. (the “MAE”) under the symbol “BMA”. On May 24, 2017, the last reported sale price of our Class B ordinary shares was Ps.139 per share on the BYMA.

Our existing shareholders have preferential rights, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from the global offering. The preferential subscription period will expire on or about                       , 2017. The offering pursuant to the preferential rights has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, may not be offered to our shareholders in the United States or to ADS holders. Certain shareholders have assigned their preferential rights to the Argentine placement agent and, in order to facilitate the international offering, the Argentine placement agent, at the discretion of the underwriters, will exercise these rights to purchase Class B ordinary shares, including Class B ordinary shares represented by ADSs, to be sold by us in the international offering. In addition, the underwriters will be able to acquire from us any Class B ordinary shares, including Class B ordinary shares represented by ADSs, relating to preferential rights that are not exercised. See “Underwriting” in this prospectus supplement.

Investing in the ADSs or our Class B ordinary shares involves significant risks. Before buying any securities, you should carefully read the discussion of material risks of investing in the ADSs or our Class B ordinary shares set forth under the caption “Item 3. Key Information—D. Risk Factors” in the 2016 Form 20-F (as defined below), as well as the information set forth under the caption “Risk Factors” beginning on page S-13 of this prospectus supplement, for more information.

i

	Per ADS	Total
Initial price to public in the international offering	US$	US$
Underwriting discount(1)	US$	US$
Proceeds, before expenses, to Banco Macro S.A. in the international offering	US$	US$

Note:—

(1)	See “Underwriting” in this prospectus supplement.

The underwriters may also exercise their option to purchase up to an additional 11,100,000 Class B ordinary shares, including Class B ordinary shares represented by ADSs, from us, at the public offering price, less the underwriting discount within 30 days after the date of this prospectus supplement. All of our existing shareholders will have preferential rights with respect to the Class B ordinary shares, including Class B ordinary shares represented by ADSs, offered pursuant to the underwriters’ option to purchase additional Class B ordinary shares, including Class B ordinary shares represented by ADSs; provided, however, that such preferential rights may not be offered to our shareholders in the United States and are not being made available to ADS holders. New shareholders will not have preferential rights with respect to the Class B ordinary shares, including Class B ordinary shares represented by ADSs, offered pursuant to the underwriters’ option to purchase additional Class B ordinary shares.

The offering of our Class B ordinary shares in Argentina will be registered with the Argentine securities regulator (Comisión Nacional de Valores, or the “CNV”). Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in New York, New York on                 , 2017.

Global Coordinator and Bookrunner

Goldman Sachs & Co. LLC

Joint Bookrunner

BofA Merrill Lynch

Prospectus Supplement dated                 , 2017

ii

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

iii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are parts of a registration statement that we filed with the SEC using a shelf registration process. Under this shelf registration process, we may sell from time to time an unspecified amount of any combination of securities described in the accompanying prospectus in one or more offers such as this offering. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement provides you with specific information about the ADSs and the underlying Class B ordinary shares we are offering in the international offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus” we are referring to the accompanying prospectus.

This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the caption “Incorporation of Certain Information by Reference” in this prospectus supplement and the accompanying prospectus, before investing in the ADSs.

GENERAL INFORMATION

Banco Macro S.A. is a financial institution incorporated on November 21, 1966 as a sociedad anónima, a stock corporation, duly incorporated under the laws of the Republic of Argentina, or Argentina. As used in this prospectus supplement, the terms the “Bank,” “we,” “us,” “our” and “the registrant” refer to Banco Macro S.A. and its consolidated subsidiaries. We maintain our financial books and records and publish our financial statements in pesos. In this prospectus supplement, references to “pesos” or “Ps.” are to Argentine pesos, and references to “U.S. dollars” or “US$” are to United States dollars.

This prospectus supplement contains conversions of certain peso amounts into U.S. dollars at specified exchange rates solely for the convenience of the reader. These conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the exchange rate indicated. Unless otherwise indicated, U.S. dollar amounts that have been converted from pesos have been converted at an exchange rate of Ps.15.3818 per U.S. dollar, the exchange rate in effect on March 31, 2017, as published by the Central Bank.

We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different information. We are not making an offer to sell our Class B ordinary shares or ADSs in any jurisdiction where the offer or sale is not permitted. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this prospectus supplement.

Our principal executive offices are located at Sarmiento 447, City of Buenos Aires, Argentina, and our telephone number is + 54-11-5222-6500. We maintain an internet site at www.macro.com.ar and our website is available in Spanish, with certain portions available in English. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus supplement.

iv

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information contained in this prospectus supplement and information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have furnished to the SEC:

•	Our report on Form 6-K furnished to the SEC on May 4, 2017, which includes the resolutions adopted by our annual ordinary and extraordinary shareholders’ meeting held on April 28, 2017; and

•	our report on Form 6-K furnished to the SEC on May 26, 2017, which includes our unaudited interim unconsolidated financial statements and our unaudited interim consolidated financial statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017.

As you read the above documents or other documents incorporated by reference, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this prospectus supplement or in the most recent document incorporated by reference herein.

To obtain copies of documents incorporated by reference herein or in the accompanying prospectus, see “Where You Can Find More Information” in the accompanying prospectus. In addition, upon written or oral request, we will provide to any person, at no cost to such person, including any beneficial owner to whom a copy of this prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement. You may make such a request by writing or telephoning us at the following address or telephone number:

Banco Macro S.A.
Sarmiento 447
City of Buenos Aires
Argentina
Tel: +54-11-5222-6730

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FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, with respect to our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of competition. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	effects of the global financial markets and economic crisis;

•	deterioration in regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the peso;

•	changes in interest rates which may adversely affect financial margins;

•	governmental intervention and regulation (including banking and tax regulations);

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customer loss and revenue losses;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies;

•	our ability to consummate acquisitions on favorable terms to us or at all, and the integration of any acquisitions and the failure to realize expected synergies; and

•	the risk factors discussed under the caption “Item 3. Key Information—D. Risk Factors” in the 2016 Form 20-F.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus supplement because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus supplement might not occur and are not guarantees of future performance.

vi

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to invest in the ADSs. You should read carefully this entire prospectus supplement and the accompanying prospectus, including each of the documents incorporated herein and therein by reference, including the financial statements and notes to those financial statements incorporated by reference herein and therein. You should carefully read the discussion of material risks of investing in the ADSs set forth under the caption “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 24, 2017 (the “2016 Form 20-F”), which is incorporated by reference in the accompanying prospectus, and additional information set forth under the caption “Risk Factors” beginning on page S-13 of this prospectus supplement, for more information.

Banco Macro S.A.

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small- and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Argentine Central Bank (Banco Central de la República de Argentina, or the “Central Bank”), as of January 1, 2017, we were ranked first in terms of branches and equity, third in terms of total loans and fourth in terms of total deposits among private banks in Argentina.

As of March 31, 2017, on a consolidated basis, we had:

•	Ps.166,992.3 million (US$10,856.5 million) in total assets;

•	Ps.93,757.3 million (US$6,095.3 million) in loans to the non-financial private sector and foreign residents;

•	Ps.115,182.9 million (US$7,488.3 million) in total deposits;

•	approximately 3.4 million retail customers and 0.1 million corporate customers; and

•	approximately 1.6 million employee payroll accounts for private sector customers and provincial governments and 0.8 million retiree accounts.

Our consolidated net income for the year ended December 31, 2016 was Ps.6,540.8 million (US$425.2 million), representing a return on average equity of 34.1% and a return on average assets of 5.2%. Our consolidated net income for the three months ended March 31, 2017 was Ps.1,764.0 million (US$114.7 million), representing an annualized return on average equity of 30.5% and an annualized return on average assets of 4.6%.

In general, given the relatively low level of banking intermediation in Argentina, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We offer savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small- and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing and foreign exchange services. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.

S-1

Our Competitive Strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•	Strong financial position. As of March 31, 2017, we had excess capital of Ps.18,817.1 million (22.7% capitalization ratio). Excess capital is a Central Bank metric, indicating the positive difference between our regulatory capital (Responsabilidad Patrimonial Computable) as of a given date, and the minimum Central Bank-determined regulatory capital required as of such date. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Consistent profitability: As of March 31, 2017, we had obtained profitability for the last 61 consecutive quarters, the only bank with such a track record in Argentina, with a return on average equity of 33.4%, 37.2% and 34.1% for the years ended December 31, 2014, 2015 and 2016 compared to 32.7%, 32.4% and 29.7%, respectively, for the Argentine banking system as a whole. As of March 31, 2017, our annualized return on average equity was 30.5%.

•	Strong shareholders’ equity: Our shareholders’ equity as of December 31, 2014, 2015 and 2016 and March 31, 2017 as calculated under the accounting rules of the Central Bank as in effect from time to time (“Central Bank Rules”), was Ps.11,491.8 million, Ps.15,877.6 million, Ps.22,105.9 million (US$1,437.2 million) and Ps.23,869.9 million (US$1,551.8 million), respectively, and our shareholders’ equity under generally accepted accounting principles in the United States (“U.S. GAAP”) at December 31, 2014, 2015 and 2016 was Ps.11,418.5 million, Ps.15,873.2 million and Ps.22,303.9 million (US$1,450.0 million), respectively.

•	Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small- and medium-sized businesses (“Pymes”), generally located outside the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•	High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. The Bank’s focus is particularly on some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, farming and tourism, which have benefited from the export-driven growth in the Argentine economy.

•	Largest private-sector branch network in Argentina. With 445 branches and 1,415 ATMs as of March 31, 2017, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 93% of these branches are located outside of the City of Buenos Aires.

•	Loyal customer base. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•	Exclusive financial agent for four Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide their employees with Plan Sueldo accounts, giving us access to substantial low cost funding and a large number of loyal customers.

•	Strong and experienced management team and committed shareholders. We are led by committed shareholders who have transformed the Bank from a small wholesale bank into one of the strongest and largest banks in Argentina and by a senior management team with extensive experience in the banking industry.

S-2

Our Strategy

Our competitive strengths position us to better participate in the future development of the Argentine financial system.

We operate in accordance with our sustainability policy based on five business-related strategic pillars that impact all our clients, establishing a short-, medium- and long-term sustainability strategy. Our strategic sustainability pillars are:

•	Financial inclusion and education: encouraging the use of banking products and accessibility, focused on lower income sectors and the financial education of all communities.

•	Direct and indirect environmental impact: encouraging the protection of the environment and society, both internally and in our value chain.

•	Responsibility for the wellbeing and inclusion of people: aiming to improve the quality of life of individuals, we support the professional development of our staff and encourage diversity and inclusion.

•	Development of small- and medium-sized businesses accompanying our clients in the development of their projects, offering customized products services and providing knowledge, advice and the best customer service.

•	Transparency in all our actions: in order to create a framework of trust and credibility for all our interest groups, in compliance with the main national and international transparency and management responsibility standards and best practices.

Our goal is to promote the overall growth of the Bank by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We achieve this goal by managing the Bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring banks throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We have taken advantage of the opportunities presented by the Argentine financial system to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank.

We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:

•	Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and small- and medium-sized businesses, most of which have traditionally been underserved by the Argentine banking system and are generally located outside the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition.

•	Further develop branch network. We seek to further expand our branch network management model and the development of the network by opening new branches, reinforcing the local business opportunities and targeting the support and sale points in accordance with the specific needs of our clients.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers, we intend to:

S-3

•	Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers. Increase corporate financing by means of a wide offer of credit and transaction products that suit each client’s profile and needs.

•	Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Strengthen our market share in credit cards by increasing promotional activity and benefits for clients.

•	Further expand the use of automatic channels both in customer acquisition and retail products, increasing operational efficiency.

•	Further expand the development of the customer service support, granting them different means to carry out financial transactions without time limits, in a total secure, simple and comfortable manner.

•	Grow our high-end customer base through our Selecta product suite.

•	Focus on new sustainability objectives. We intend to focus on new sustainability objectives in line with our business, in our fundamental areas and further expand such initiatives.

•	Look for growth opportunities. As a key component of our growth strategy, we continually look for opportunities to grow our bank, including through acquisitions. At any given time, we may have one or more potential acquisitions or similar transactions in the Argentine banking and financial sector under active consideration at varying stages of evaluation, negotiation and/or due diligence review, any of which may be material, either individually or in the aggregate. We are currently participating in competitive processes to acquire one or more financial institutions which, individually or in the aggregate, could represent, if acquired, over 20% of our total assets. We can provide no assurances that we will proceed with any specific transaction or, if we proceed, that we will be selected in a competitive process or, if selected, that our due diligence review and negotiation of definitive agreements will be completed to our satisfaction or that any such transaction could be successfully consummated. As described under “Use of Proceeds,” if we were to proceed and acquire any such financial institution, we may fund the purchase price for any such transaction with all or a portion of the proceeds to us from the global offering, together with cash on hand and funds from other financing arrangements, which proceeds will otherwise be used for general corporate purposes or for future acquisitions. See also the information set forth under the caption “Item 3.Key Information—D. Risk Factors—Risks relating to us—We will continue to consider acquisition opportunities, which may not be successful” in the 2016 Form 20-F.

Recent Developments

At our annual ordinary and extraordinary shareholders’ meeting held on April 28, 2017, the shareholders approved, among other matters:

•	an aggregate dividend payment of Ps.701,475,633.60 for the fiscal year ended December 31, 2016 (see “—April 2017 Dividend” below);

•	a capital increase through the issuance of up to 74,000,000 of our Class B ordinary shares;

•	an increase of the maximum amount of our Global Medium-Term Note Program from US$1,000,000,000 to US$1,500,000,000; and

•	the appointment of Messrs. Marcos Brito, Delfín Federico Ezequiel Carballo, Alejandro Eduardo Fargosi and Juan Martín Monge Varela as members of our Board of Directors.

On May 8, 2017, we issued Ps.4,620,570,000 aggregate principal amount of 17.500% notes due 2022.

S-4

April 2017 Dividend

The aggregate dividend payment of Ps.701,475,633.60, approved by our shareholders’ meeting on April 28, 2017, is, as of the date of this prospectus supplement, pending approval by the Central Bank, and will be payable to all shareholders who hold our Class B ordinary shares on the business day prior to such payment, subject to Argentine law requirements, the Deposit Agreement (as defined herein) and applicable foreign exchange regulations.

In the event the Class B ordinary shares and ADSs are issued prior to, or on, the business day prior to the payment of the dividend, investors who acquire Class B ordinary shares or ADSs in the global offering will be entitled to receive their corresponding dividend payment in respect of such acquired Class B ordinary shares or ADSs. In the event that the Class B ordinary shares and ADSs offered hereunder are issued after the business day prior to the payment of the dividend, investors who acquire the Class B ordinary shares and ADSs in the global offering will not be entitled to receive their corresponding dividend payment in respect of such acquired Class B ordinary shares or ADSs. The dividend will be paid in pesos and, in the case of ADS, will be converted into U.S. dollars, and paid to holders of ADSs after deduction of commissions, currency conversion charges, taxes and/or government charges in accordance with the Deposit Agreement.

S-5

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present summary historical financial data for us for each of the periods indicated. You should read this information in conjunction with our unaudited interim consolidated financial statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017, incorporated by reference in this prospectus supplement, our annual audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in the 2016 Form 20-F and the information set forth under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement.

Our consolidated financial statements are prepared in conformity with Central Bank Rules, which differ in certain respects from U.S. GAAP. Our annual audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in the 2016 Form 20-F have been reconciled to U.S. GAAP. See note 35 to our annual audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in the 2016 Form 20-F for a reconciliation of our consolidated financial statements to U.S. GAAP.

We have derived our summary consolidated financial data as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 from our annual audited consolidated financial statements included in the 2016 Form 20-F. We have derived our summary consolidated financial data as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 from our unaudited interim consolidated financial statements, incorporated by reference herein, prepared in accordance with Central Bank rules. Our results as of and for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the entire year 2017 or any other period. We have derived our summary balance sheet data as of December 31, 2014 from our annual audited consolidated financial statements as of such date and for the year ended December 31, 2014 not included in this prospectus supplement or the 2016 Form 20-F.

This prospectus supplement contains conversions of certain peso amounts into U.S. dollars at specified exchange rates solely for the convenience of the reader. These conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the exchange rate indicated. Unless otherwise indicated, U.S. dollar amounts that have been converted from pesos have been converted at an exchange rate of Ps.15.3818 per U.S. dollar, the exchange rate in effect on March 31, 2017, as published by the Central Bank.

Based on Communication “A” 5940 of the Central Bank, issued on April 1, 2016, we derecognized certain provisions related to monetary sanctions amounting to Ps.1.468 million with retroactive effect on our 2015 and 2016 financial statements. The 2015 and 2016 financial data included in this prospectus supplement has been revised to include the effects of this adjustment.

Under Central Bank Rules, our consolidated financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Results of Operations—Inflation in Argentina” in this prospectus supplement. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our consolidated financial statements under Central Bank Rules. In reviewing our financial statements, investors should consider that, in recent years, there have been significant changes in the prevailing prices of certain inputs and economic indicators, such as salary cost, interest and exchange rates, however, local regulations have not required the application of inflation adjustments to our consolidated financial statements.

As a result of Central Bank requirements, we expect to prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), with certain criteria of measurement and exposure specifically established by the Central Bank, as from January 1, 2018. See note 6 to our unaudited interim consolidated financial statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017, incorporated by reference herein. Following our adoption of IFRS, our results of operation may differ significantly from previous amounts reported under Central Bank Rules. In particular, we expect that our adoption of IFRS, as supplemented by applicable Argentine regulations, will affect our accounting of certain items in our consolidated financial statements.

S-6

Consolidated Income Statement Data

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015(1)	2016	2016(1)	2017
	(in thousands of pesos, except for number of shares, net income per share and dividends per share)
				(unaudited)

Central Bank Rules:
Financial income	14,682,649	20,109,123	28,935,288	6,419,245	7,600,382
Financial expense	(6,582,561)	(8,842,655)	(13,300,762)	(3,153,905)	(2,960,035)
Gross intermediation margin	8,100,088	11,266,468	15,634,526	3,265,340	4,640,347
Provision for loan losses	(664,882)	(877,134)	(1,073,085)	(178,233)	(361,244)
Service charge income	4,655,788	6,115,362	7,968,732	1,737,881	2,401,304
Service charge expense	(1,215,759)	(1,714,833)	(2,603,839)	(575,815)	(734,324)
Administrative expenses	(5,498,879)	(7,225,908)	(9,970,656)	(2,120,934)	(2,963,533)
Other income	351,203	409,172	598,449	139,230	144,490
Other expense	(262,350)	(442,216)	(481,326)	(86,810)	(145,283)
Minority interest in subsidiaries	(23,492)	(35,359)	(54,592)	(10,646)	(15,844)
Income tax	(1,962,186)	(2,485,663)	(3,477,377)	(762,384)	(1,201,868)
Net income	3,479,531	5,009,889	6,540,832	1,407,629	1,764,045

Net income per share (2)	5.95	8.57	11.19	2.41	3.02
Dividends per share in Ps. approved by the shareholders’ meeting	1.02	1.10	1.20 (3)	—	—
Dividends per share in US$ approved by the shareholders’ meeting	0.12	0.08	0.08 (3)	—	—
Number of outstanding shares (in thousands)	584,563	584,563	584,563	584,563	584,563

U.S. GAAP: (4)
Net income	3,572,933	4,947,144	6,637,008	—	—
Less: Net income attributable to the non-controlling interest	(25,424)	(37,299)	(58,097)	—	—
Net income attributable to the controlling interest	3,547,509	4,909,845	6,578,911	—	—
Net income per share	6.11	8.46	11.35	—	—
Total net income per share attributable to the controlling interest (5)	6.07	8.40	11.25	—	—
Weighted average number of outstanding shares (in thousands)	584,537	584,563	584,563	—	—

Notes:—

(1)	Based on Communication “A” 5940 of the Central Bank, issued on April 1, 2016, we reversed certain provisions related to monetary sanctions amounting to Ps.1.468 million with retroactive effect on our financial statements as of and for the year ended December 31, 2015 and as of March 31, 2016.
(2)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(3)	On March 8, 2017, the Board of Directors resolved to propose to the shareholders’ meeting an aggregate dividend of Ps.701,475,633.60 for the fiscal year ended December 31, 2016. Such dividend was approved by the shareholders’ meeting on April 28, 2017 and, as of the date of this prospectus supplement, is pending approval from the Central Bank. See also “Prospectus Supplement Summary—April 2017 Dividend” and “Capitalization” in this prospectus supplement.
(4)	See note 35 to our annual audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in the 2016 Form 20-F for a summary of significant differences between Central Bank Rules and U.S. GAAP.
(5)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

S-7

Consolidated Balance Sheet Data

	As of December 31,			As of March 31,
	2014	2015(1)	2016	2017
	(in thousands of pesos)
				(unaudited)

Central Bank Rules:
Assets
Cash and due from banks and correspondents	15,434,202	19,402,821	36,089,156	29,014,735
Government and private securities	10,312,498	15,391,372	19,846,269	23,777,564
Loans:
to the non-financial government sector	604,417	748,067	1,532,532	479,968
to the financial sector	213,867	227,390	1,730,620	1,890,138
to the non-financial private sector and foreign residents	44,108,055	62,852,922	86,540,360	93,757,294
Allowances for loan losses	(1,186,044)	(1,495,964)	(1,830,505)	(2,044,072)
Other assets	5,508,639	7,825,351	11,090,528	20,116,699
Total assets	74,995,634	104,951,959	154,998,960	166,992,326
Average assets(2)	67,852,744	86,493,207	126,081,164	155,941,443

Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	8,570,055	9,588,378	9,552,190	13,007,583
from the financial sector	38,683	40,145	55,867	50,869
from the non-financial private sector and foreign residents	46,107,816	66,893,075	102,331,683	102,124,399
Other liabilities from financial intermediation and other liabilities	7,228,056	10,187,824	14,011,410	21,050,116
Provisions	171,923	258,025	335,007	351,667
Subordinated corporate bonds	1,287,317	1,957,618	6,407,840	6,322,304
Items pending allocation	6,966	21,039	16,266	16,776
Minority interest in subsidiaries	93,001	128,305	182,799	198,669
Total liabilities	63,503,817	89,074,409	132,893,062	143,122,383
Shareholders’ equity	11,491,817	15,877,550	22,105,898	23,869,943
Average shareholders’ equity(2)	10,425,703	13,477,595	19,188,120	23,443,450

U.S. GAAP(3)
Shareholders’ equity attributable to the controlling interest	11,323,047	15,740,455	22,113,057	—
Non-controlling interests	95,479	132,778	190,875	—
Shareholders’ equity	11,418,526	15,873,233	22,303,932	—

Notes:—

(1)	Based on Communication “A” 5940 of the Central Bank, issued on April 1, 2016, we reversed certain provisions related to monetary sanctions amounting to Ps.1.468 million with retroactive effect on our financial statements as of and for the year ended December 31, 2015.
(2)	Daily average for the period.
(3)	See note 35 to our annual audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in the 2016 Form 20-F for a summary of significant differences between Central Bank Rules and U.S. GAAP.

S-8

Ratios in Accordance with Central Bank Rules

	As of and for the Year Ended December 31,						As of and for the Three Months Ended March 31,
	2014		2015		2016		2016		2017
	(in thousands of pesos)
Consolidated ratios:
Profitability and Performance
Net interest margin (%)(1)	15.74		17.90		18.22		16.74		18.25
Fee income ratio (%)(2)	36.50		35.18		33.76		34.74		34.10
Efficiency ratio (%)(3)	43.11		41.57		42.24		42.39		42.09
Ratio of earnings to fixed charges (excluding interest on deposits)(4)	25.04	x	31.40	x	23.65	x	23.90	x	20.53	x
Ratio of earnings to fixed charges (including interest on deposits)(5)	2.01	x	2.07	x	1.93	x	1.84	x	2.30	x
Fee income as a percentage of administrative expense (%)	84.67		84.63		79.92		81.94		81.03
Return on average equity(6) (%)	33.37		37.17		34.09		33.36		30.52
Return on average assets(6) (%)	5.13		5.79		5.19		5.13		4.59
Liquidity
Loans as a percentage of total deposits (%)	82.11		83.41		80.22		76.01		83.46
Liquid assets as a percentage of total deposits(%)(7)	40.57		38.43		47.64		44.37		44.69
Capital
Total equity as a percentage of total assets (%)	15.32		15.13		14.26		15.26		14.29
Regulatory capital as a percentage of credit risk-weighted assets(%)(8)	24.02		20.79		30.00		23.48		22.75
Asset Quality
Non-performing loans as a percentage of total loans (%) (9)	1.95		1.55		1.15		1.58		1.36
Allowances for loan losses as a percentage of total loans (%)	2.64		2.34		2.04		2.40		2.13
Allowances for loan losses as a percentage of non-performing loans (%) (9)	135.29		151.48		176.77		151.79		156.22
Operations
Number of branches	434		439		444		439		445
Number of employees(10)	8,693		8,727		8,617		8,749		8,675

Notes:—

(1)	Net interest income divided by average interest earning assets, such average based on a daily average.
(2)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(3)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(4)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; and fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(5)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; and fixed charges including interest on deposits is equal to gross interest expense.
(6)	The average of the daily amounts on each business day during the relevant period.
(7)	Liquid assets include cash, cash collateral, reverse repos, Letras del Banco Central (Central Bank bonds, “LEBACS”) and Notas del Banco Central (Central Bank notes, “NOBACS”) and interfinancing loans.
(8)	See “Capitalization” in this prospectus supplement for further information on our capitalization ratio and regulatory ratio and also “Item B. Business Overview—Banking Regulation and Supervision—Regulatory Capital of Financial Institution: Tier 1 and Tier 2 capital regulations” in the 2016 Form 20-F.
(9)	Non-performing loans include all loans to borrowers classified as “3-troubled/medium risk,” “4-with high risk of insolvency/high risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank Rules” under the Central Bank loan classification system. See “Item B. Business Overview—Banking Regulation and Supervision—Debt Classification and Loan Loss Provisions” in the 2016 Form 20-F.
(10)	If workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers were included, the number of employees of the Bank would have been 8,728, 8,765 and 8,666 for 2014, 2015 and 2016, respectively. As of March 31, 2017, the number would have been 8,723. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

S-9

THE OFFERING

Issuer	Banco Macro S.A.

Global Offering

The global offering of up to 74,000,000 Class B ordinary shares consists of the international offering, the concurrent Argentine offering and the preferential offering to our existing shareholders in Argentina. The closings of the international offering and the Argentine offering are conditioned upon each other.

International Offering	In the international offering, we are offering pursuant to this prospectus supplement ADSs through the underwriters named in this prospectus supplement.

Argentine Offering	In the Argentine offering, we are offering Class B ordinary shares through the Argentine placement agent named in this prospectus supplement to investors in Argentina.

ADSs	Each ADS represents 10 Class B ordinary shares held by Banco Santander Río S.A., as custodian. ADSs are evidenced by American depositary receipts (“ADRs”). The ADSs will be issued under the Deposit Agreement, dated as of March 23, 2006, among us, The Bank of New York Mellon, as depositary (the “Depositary”), and the holders from time to time of ADRs issued thereunder (the “Deposit Agreement”).

Preferential Rights

Our existing shareholders have preemptive rights to subscribe for any capital increase by us, including in connection with the international offering and the Argentine offering, in a number sufficient to maintain their proportionate holdings in our total capital. In addition, our existing shareholders have accretion rights, which will permit them to subscribe for Class B ordinary shares that are not subscribed by other existing shareholders in the preemptive rights offering in proportion to the percentage of shares for which such subscribing existing shareholders have exercised their preemptive rights.

The preferential rights have not been and will not be registered under the Securities Act and, accordingly may not be offered to our shareholders in the United States or to holders of the ADSs. In order to facilitate the global offering, certain shareholders have assigned their preferential rights to subscribe for Class B ordinary shares with respect to the capital increase to the Argentine placement agent and, in order to facilitate the international offering, the Argentine placement agent, at the discretion of the underwriters, will exercise these rights to purchase Class B ordinary shares, including Class B ordinary shares represented by ADSs, to be sold by us in the international offering. Subject to closing conditions set forth in the underwriting agreement, the underwriters will exercise such rights in order to acquire the Class B ordinary shares, including Class B ordinary shares represented by ADSs, to be offered in the international offering and deposit such shares for delivery of ADSs. In addition, the underwriters will be able to acquire from us any Class B ordinary shares, including Class B ordinary shares represented by ADSs, relating to preferential rights that are not exercised and deposit such shares for delivery of ADSs. See “Underwriting” in this prospectus supplement.

The preferential subscription period will expire on or about                , 2017.

New shareholders will not have such preferential rights in respect of the capital increase represented by the international offering and the Argentine offering (including in respect of Class B ordinary shares underlying the ADSs that may be issued in connection with the underwriters’ option to purchase additional shares) but will have such rights in respect of any subsequent capital increase.

S-10

Option to Purchase

The underwriters may also exercise their option to purchase up to an additional 11,100,000 Class B ordinary shares, including Class B ordinary shares represented by ADSs, from us, at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus supplement. All of our existing shareholders will have preferential rights with respect to the Class B ordinary shares, including Class B ordinary shares represented by ADSs, offered pursuant to the underwriters’ option to purchase additional Class B ordinary shares, including Class B ordinary shares represented by ADSs; provided, however, that the preferential rights may not be offered to our shareholders in the United States or ADS holders. New shareholders will not have preferential rights with respect to the Class B ordinary shares, including Class B ordinary shares represented by ADSs, offered pursuant to the underwriters’ option to purchase additional Class B ordinary shares, including Class B ordinary shares represented by ADSs.

Lock-up	We have agreed, subject to certain exceptions, not to sell, offer or otherwise dispose of or transfer, directly or indirectly, any of our capital stock (including Class B ordinary shares) or any securities convertible into or exchangeable for our capital stock, during a period commencing on the date of this prospectus supplement and ending 90 days after execution of the underwriting agreement for the offering without the prior approval of Goldman Sachs & Co. LLC. Our Chairman and Vice Chairman, who collectively held, as of March 31, 2017, approximately 37.3% of our Class B ordinary shares, have agreed to similar lock-up provisions, subject to certain exceptions. For more information, see “Underwriting” in this prospectus supplement.

Listing	The ADSs are listed on the NYSE under the symbol “BMA”. Our Class B ordinary shares are listed on the BYMA and the MAE, under the symbol “BMA”.

Class B Ordinary Shares Outstanding Immediately Prior to and Following the Offering

Immediately prior to the offering, our issued and outstanding capital stock consisted of 11,235,670 Class A shares and 573,327,358 Class B ordinary shares, including Class B ordinary shares represented by ADSs. See note 10 to our annual audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in the 2016 Form 20-F. We will have 658,427,358 Class B ordinary shares outstanding, including Class B ordinary shares represented by ADSs, after giving effect to the offering, assuming that we sell the total number of Class B ordinary shares set forth on the cover of this prospectus supplement and that the option to purchase up to 11,100,000 Class B ordinary shares, including Class B ordinary shares represented by ADSs, is not exercised. See “Capitalization” in this prospectus supplement.

Voting Rights	Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders, except in certain circumstances, and Class B ordinary shares entitle the holders thereof to one vote per share. Subject to Argentine Corporate Law, our by-laws and the terms of the Deposit Agreement, holders of ADSs will be entitled to instruct the Depositary to vote or cause to be voted the number of shares represented by such ADSs. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights” in the 2016 Form 20-F.

Use of Proceeds	We intend to use the net proceeds from the global offering for general corporate purposes. Specifically, we seek to be in a position to fund the expansion of credit demand in Argentina and to take advantage of potential acquisition opportunities in the Argentine banking and financial system.

Taxation	For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our Class B ordinary shares or the ADSs, see “Taxation” in this prospectus supplement.

S-11

Charges of the Depositary	We will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. We will also pay all charges of the Depositary in connection with the initial deposit of Class B ordinary shares offered in the international offering. However, holders of ADSs will be required to pay any other transfer and other taxes and governmental charges and any other charges expressly provided in the Deposit Agreement to be for their accounts. See “Item 12. Description of Securities Other than Equity Securities—D American Depositary Shares—Fees and Charges Applicable to ADS Holders” in the 2016 Form 20-F.

Risk Factors	See “Item 3. Key Information—D. Risk Factors” in the 2016 Form 20-F, “Risk Factors” in this prospectus supplement and other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider before deciding to invest in our Class B ordinary shares or the ADSs.

S-12

RISK FACTORS

Investing in our Class B ordinary shares involves risks. In consultation with your own financial and legal advisors, you should consider carefully, among other matters, the factors set forth below as well as the risk factors discussed under the caption “Item 3. Key Information D.—Risk Factors” in the 2016 Form 20-F that are incorporated by reference in the accompanying prospectus before deciding whether an investment in our Class B ordinary shares or the ADSs is suitable for you. See “Incorporation of Certain Information by Reference” in this prospectus supplement and in the accompanying prospectus. In general, investing in the securities of issuers in emerging market countries such as Argentina involves certain risks not typically associated with investing in securities of U.S. companies. The risks and uncertainties described below and in the 2016 Form 20-F are not the only risks and uncertainties that we face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations or the market price of our Class B ordinary shares or the ADSs. This prospectus supplement and the accompanying prospectus also contain forward-looking statements that involve risks. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

Risks Related to the ADSs and the International Offering

Investors may not be able to effect service of process within the United States, and enforcement of judgments against us and our respective directors and executive officers may be difficult.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors, senior managers and assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States (and generally outside Argentina) upon us or our directors and senior management, or to enforce against us or them judgments obtained in United States (or other non-Argentine) courts predicated upon the civil liability provisions of the United States federal securities laws or the federal securities laws of countries other than Argentina. There is no certainty that Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

You may not receive distributions on the Class B ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Class B ordinary shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of the Class B ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the Deposit Agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, Class B ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on the Class B ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Substantial sales of our Class B ordinary shares or the ADSs after the global offering could cause the price of the Class B ordinary shares or of the ADSs to decrease.

We have agreed, subject to certain exceptions, not to sell, offer or otherwise dispose, any Class B ordinary shares or ADSs during a period commencing on the date of this prospectus supplement and ending 90 days after execution of the underwriting agreement for the offering without the prior approval of Goldman Sachs & Co. LLC. Our Chairman and Vice Chairman, who collectively held, as of March 31, 2017, approximately 37.3% of our Class B ordinary shares, have agreed to similar lock-up provisions, subject to certain exceptions. After these lock-up agreements expire, their securities will be eligible for sale in the public market. The market price of our Class B ordinary shares or the ADSs could drop significantly if these persons sell our Class B ordinary shares or the ADSs or the market perceives that they intend to sell them.

S-13

You may suffer dilution, and trading prices for our Class B ordinary shares or the ADSs may decline.

Purchasers of our Class B ordinary shares or the ADSs offered by this prospectus may suffer immediate and substantial dilution of their investment to the extent the price per Class B ordinary share or ADS offered hereunder is higher than the net tangible book value per Class B ordinary share or ADS, as applicable. See “Dilution” in this prospectus supplement. Additionally, we may issue additional shares of our capital stock for financing future acquisitions or new projects or for other general corporate purposes. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the Class B ordinary shares or ADSs.

Your voting rights with respect to the ADSs are limited by the terms of the Deposit Agreement.

Holders may exercise voting rights with respect to the Class B ordinary shares underlying ADSs only in accordance with the provisions of the Deposit Agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying Class B ordinary shares, except if the depositary is a foreign entity and it is not registered with the Inspección General de Justicia (Superintendency of Legal Entities, or “IGJ”), although in this case, the Depositary is registered with the IGJ. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Law No. 26,831 requires us to notify our shareholders by publication in certain official and private newspapers at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the Deposit Agreement, we will provide the notice to the Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

•	the notice of such meeting;

•	voting instruction forms; and

•	a statement as to the manner in which instructions may be given by holders.

To exercise their voting rights, ADS holders must instruct the Depositary on how to vote the underlying shares. Because of the additional procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B ordinary shares.

S-14

EXCHANGE RATES

From 1991 until the end of 2001, Argentine Law No. 23,928 (the “Convertibility Law”) established a regime under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar and had to maintain a reserve in foreign currencies, gold and other instruments in an aggregate amount at least equal to the monetary base, which consists of currency in circulation and peso deposits of the financial sector with the Central Bank.

On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (as amended and supplemented, the “Public Emergency Law”), formally ending the regime of the Convertibility Law, abandoning over ten years of U.S. dollar-peso parity and eliminating the Central Bank’s reserves requirement mentioned above.

The Public Emergency Law, which has been extended on an annual basis and is in effect until December 31, 2017, granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso was allowed to float freely against other currencies beginning in February 2002. However, the Central Bank has had the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it engaged on a regular basis. In recent years and particularly since 2011, the Argentine government has increased controls on exchange rates and the transfer of funds into and out of Argentina.

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private companies and individuals (such as requiring authorization from tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most foreign exchange restrictions were lifted in December 2015, May 2016 and August 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or the need to obtain prior approval. As a result, since December 2015, the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased. On December 30, 2016, the Central Bank further eased foreign exchange controls by eliminating the mandatory repatriation of proceeds from the export of services. On January 4, 2017, the Ministry of the Treasury reduced to zero days the mandatory minimum stay period applicable to (i) the inflow of funds to the local foreign exchange market arising from certain foreign indebtedness and (ii) any entry of funds to the foreign exchange market by non-residents.

After several years of relatively moderate variations in the nominal exchange rate, in 2012 the peso depreciated 14% with respect to the U.S. dollar. This was followed in 2013 by a 33% depreciation, in 2014 by a 31% depreciation, including a loss of 24% in the month of January, and in 2015 by a 52% depreciation, primarily after the lifting of restrictions in the month of December and a 22% depreciation in 2016. We cannot assure you that the peso will not depreciate or appreciate again in the future.

Unless otherwise indicated, U.S. dollar amounts that have been converted from pesos have been converted at an exchange rate of Ps.15.3818 per U.S. dollar, the exchange rate in effect on March 31, 2017, as published by the Central Bank.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation.

	High	Low	Average(1)	Period End
Year ended December 31,
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4798	6.5180
2014	8.5555	6.5430	8.1188	8.5520

S-15

	High	Low	Average(1)	Period End
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
Month
September 2016	15.4023	14.8843	15.1007	15.2633
October 2016	15.2250	15.1152	15.1810	15.1745
November 2016	15.8442	15.0183	15.3399	15.8442
December 2016	16.0392	15.5225	15.8296	15.8502
January 2017	16.0533	15.8083	15.9065	15.9117
February 2017	15.8350	15.3675	15.5983	15.4550
March 2017	15.6687	15.3818	15.5287	15.3818
April 2017	15.4532	15.1742	15.3600	15.4268
May 2017(2)	16.0975	15.2687	15.6122	16.0975

Notes:—

(1)	Based on daily closing price.
(2)	Through May 24, 2017.

Source: Central Bank

S-16

USE OF PROCEEDS

We estimate that the net proceeds that we will receive from the global offering will be approximately US$           million, after deducting fees payable to the underwriters and the Argentine placement agent, as well as estimated expenses payable by us. We intend to use the net proceeds from the global offering for general corporate purposes. Specifically, we seek to be in a position to fund the expansion of credit demand in Argentina and to take advantage of potential acquisition opportunities in the Argentine banking and financial system.

S-17

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2017, in pesos and U.S. dollars as of March 31, 2017 (i) on an actual basis, (ii) as adjusted to reflect (a) the issuance by us of 17.500% notes due 2022 in an aggregate principal amount of Ps. 4,620,570,000 on May 8, 2017 and (b) the aggregate dividend of Ps.701,475,633.60 to our shareholders, which was approved at the shareholders’ meeting held on April 28, 2017 and, as of the date of this prospectus supplement, is pending approval by the Central Bank (See “Prospectus Supplement Summary—April 2017 Dividend” in this prospectus supplement) and (iii) as further adjusted to reflect the issuance of the Class B ordinary shares, including Class B ordinary shares represented by ADSs, in the global offering.

This table is qualified in its entirety by reference to, and should be read together with, the information set forth under the captions “Presentation of certain financial and other information” in the 2016 Form 20-F; “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement; and our unaudited interim consolidated financial statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 incorporated by reference in this prospectus supplement.

	As of March 31, 2017		As Adjusted for Debt Issuance and April 2017 Dividend		As Further Adjusted for the Issuance of Class B Ordinary Shares(1)
	(in thousands of Ps., except ratios)	(in thousands of US$, except ratios)(2)	(in thousands of Ps., except ratios)	(in thousands of US$, except ratios)(2)	(in thousands of Ps., except ratios)	(in thousands of US$, except ratios)

Deposits from Customers:
Demand deposits	26,568,117	1,727,244
Time deposits	48,438,477	3,149,077
Savings deposits	27,117,805	1,762,980
Deposits from the government sector	13,007,583	845,648
Deposits from banks	50,869	3,307
Total Deposits	115,182,851	7,488,256

Government securities purchased and securities sold under repurchase agreements	10,098,393	656,515
Central Bank	8,383	545
Short-term borrowings	331,152	21,529
Long-term debt	6,173,464	401,348
Other liabilities	10,761,028	699,595
Minority interest in subsidiaries	198,669	12,916
Total Deposits and Debt	142,753,940	9,280,704
Shareholders’ Equity	23,869,943	1,551,830

S-18

	As of March 31, 2017		As Adjusted for Debt Issuance and April 2017 Dividend		As Further Adjusted for the Issuance of Class B Ordinary Shares(1)
	(in millions of Ps., except ratios)	(in millions of US$, except ratios)(2)	(in millions of Ps., except ratios)	(in millions of US$, except ratios)(2)	(in millions of Ps., except ratios)	(in millions of US$, except ratios)

Regulatory Capital:
Ordinary Capital Level 1 (COn1)	23,047,550	1,498,365
Deductible Concepts Level 1 (COn1)	(791,949)	(51,486)
Additional Capital Level 1 (CAn1)	12,777	831
Capital Level 2 (COn2)	7,113,510	462,463
Regulatory Capital :	29,381,888	1,910,172
Total Capital Ratio(3)	14.3%
Regulatory Ratio(4)	22.7%

Notes:—

(1)	Adjusted to reflect the proceeds of the global offering, but not the use of proceeds therefrom.
(2)	Peso amounts have been converted into U.S. dollars at an exchange rate of Ps.15.3818 per U.S. dollar, the exchange rate in effect on March 31, 2017, as published by the Central Bank.
(3)	Regulatory capital as a percentage of credit risk-weighted assets.
(4)	Regulatory capital as a percentage of risk weighted assets considering total capital requirements.

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DILUTION

At March 31, 2017, we had a net tangible book value of Ps.23,110.9 million (our total tangible assets minus our total liabilities), corresponding to a net tangible book value of Ps.39.54 per Class B ordinary share or Ps.395.4 per ADS (US$2.57 per Class B ordinary share or US$25.71 per ADS, using the reference exchange rate published by the Central Bank at March 31, 2017 for pesos into U.S. dollars of Ps.15.3818 to US$1.00 and the ratio of 10 Class B ordinary shares to one ADS). Net tangible book value per share represents the amount of our total tangible assets, minus our total liabilities, divided by the total number of our shares outstanding at March 31, 2017.

After giving effect to the sale by us of 74,000,000 Class B ordinary shares offered by us in the global offering, and assuming (i) an offering price of US$        per Class B ordinary share, the last reported sale price per class B ordinary share on the BYMA on        , 2017 (and assuming that ADSs are offered in the global offering at 10 times that price, reflecting the ratio of Class B ordinary shares per ADS), and (ii) that the underwriters have not exercised the option to purchase additional Class B ordinary shares, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us of US$         million or US$        per Class B ordinary share, which represents    % of the gross proceeds to us, our estimated book value at March 31, 2017 would have been approximately Ps. million, representing US$        per Class B ordinary share, or US$        per ADS. This represents an immediate increase in net tangible book value of US$         per Class B ordinary share, or US$         per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$        per Class B ordinary share, or US$        per ADS, to new investors purchasing Class B ordinary shares or ADSs in the global offering. Dilution for this purpose represents the difference between the price per Class B ordinary share or ADS paid by these purchasers and net tangible book value per Class B ordinary share or ADS immediately after the completion of the global offering. Amounts in this paragraph are calculated using the reference exchange rate published by the Central Bank at March 31, 2017 for pesos into U.S. dollars of Ps.15.3818 to US$1.00.

The following table illustrates this dilution to new investors purchasing Class B ordinary shares, including Class B ordinary shares represented by ADSs, in the global offering:

	As of March 31, 2017
	Class B Ordinary Shares (in Ps.)	ADSs (in US$)
Net tangible book value per Class B ordinary share or ADS	39.54	25.70
Increase in net tangible book value per Class B ordinary share or ADS attributable to new investors
Pro forma net tangible book value per Class B ordinary share or ADS after the global offering
Dilution per Class B ordinary share or ADS to new investors
Percentage of dilution in net tangible book value per Class B ordinary share or ADS for new investors(1)

Note:—

(1)	Percentage of dilution for new investors is calculated by dividing the dilution in net tangible book value for new investors by the price of the offering.

If the underwriters exercise their option to purchase additional Class B ordinary shares including Class B ordinary shares represented by ADSs, in full, the number of shares of Class B ordinary shares held by existing shareholders will be reduced to    % of the total number of shares of Class B ordinary shares to be outstanding after the global offering, and the number of shares of Class B ordinary shares held by the new investors will be increased to       Class B ordinary shares or    % of the total number of shares of Class B ordinary shares outstanding after the global offering.

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MARKET PRICE OF OUR CLASS B ORDINARY SHARES AND
AMERICAN DEPOSITARY RECEIPTS

The table below shows the high and low market prices in pesos for our Class B ordinary shares on the BYMA for the periods indicated:

	Ps. per Class B Ordinary Share
	High	Low

2012	12.50	7.35
2013	30.25	10.70
2014	61.00	19.00
2015	103.00	45.00
2016	123.50	73.30

2015
1st quarter	80.00	45.00
2nd quarter	72.00	54.40
3rd quarter	69.30	47.55
4th quarter	103.00	50.00

2016
1st quarter	117.50	73.30
2nd quarter	112.10	82.00
3rd quarter	123.00	107.10
4th quarter	123.50	95.10

2016:
December	114.00	95.10

2017:
January	126.00	102.70
February	134.50	118.00
March	134.95	122.5
April	137.70	127.15
May(1)	142.00	131.50

Notes:—

(1)	Through May 24, 2017.

Source: Yahoo Finance

The ADSs issued by The Bank of New York Mellon, as Depositary under the Deposit Agreement, trade on the NYSE. Each ADS represents 10 Class B ordinary shares. The table below shows the high and low market prices of the ADSs in U.S. dollars on the NYSE for the periods indicated.

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	US$ per ADS
	High	Low

2012	27.06	10.79
2013	32.85	13.53
2014	51.96	16.42
2015	69.75	35.93
2016	83.18	52.88

2015
1st quarter	67.00	38.00
2nd quarter	59.74	43.90
3rd quarter	51.97	36.25
4th quarter	69.75	35.93

2016
1st quarter	74.64	52.88
2nd quarter	76.27	56.87
3rd quarter	83.18	71.41
4th quarter	81.41	61.12

2016:
October	81.41	75.78
November	77.68	64.70
December	72.15	61.12

2017:
January	78.79	66.34
February	87.00	74.34
March	86.90	77.55
April	89.45	84.00
May(1)	88.41	86.73

Note:—

(2)	Through May 25, 2017.

Source: Yahoo Finance

S-22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on, and should be read in conjunction with, our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus and in the 2016 Form 20-F under the captions “Item 5. Operating and Financial Review and Prospects,” “Item 3. Key Information—A. Selected Financial Data” and the other financial information appearing in the 2016 Form 20-F. As more fully described in “Presentation of certain financial and other information” in the 2016 Form 20-F, our consolidated financial statements are prepared in conformity with Central Bank Rules, which differ in certain respects from U.S. GAAP.

Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small- and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of January 1, 2017, we were ranked first in terms of branches and equity, third in terms of total loans and fourth in terms of total deposits among private banks in Argentina.

Factors Affecting Results of Operations

Inflation in Argentina

In accordance with Central Bank Rules, our consolidated financial statements have not been adjusted to reflect inflation. Inflation could nevertheless affect the comparability of our results as reflected in this prospectus supplement and may affect our results of operations going forward. The rate of inflation during 2013, 2014 and the 10-month period ended October 31, 2015, as measured by the variations in the consumer price index (the “CPI”) according to the Instituto Nacional de Estadística y Censos (the “INDEC”), was 10.9%, 23.9% and 11.9% respectively. In November 2015, the INDEC suspended the publication of the CPI. The new administration released an alternative CPI based on data from the City of Buenos Aires and the Province of San Luis while it worked on a new inflation index. According to publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and the inflation rate was 6.5%, 4.2%, 2.7%, 3.0% and 3.4% in December 2015 and January, February, March and April 2016, respectively. According to publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and the inflation rate was 3.9%, 4.1%, 4.0%, 3.3% and 6.5% in December 2015 and January, February, March and April 2016, respectively. After implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of these reforms, in June 2016 the INDEC resumed its CPI publications. According to the INDEC, Argentina’s rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2%, respectively and for January, February, March and April 2017 was 1.3%, 2.5%, 2.4% and 2.6%, respectively. The accuracy of the measurements of inflation by the INDEC has been called into question, and the actual inflation for 2015 and previous years could be substantially higher than that indicated by the INDEC. In addition, despite recent reforms, there remains uncertainty as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms will have on the Argentine economy.

Argentine Economic Conditions

As the majority of our assets, revenues, operations and customers are located in Argentina, our results of operations and financial condition are affected to a significant extent by the macroeconomic and political conditions in the country. During 2014, the Argentine economy contracted by 2.5%; however, in 2015, the Argentine economy grew by 2.6%. According to the INDEC, the Argentine economy contracted by 2.3% in 2016. Volatility in the Argentine economy and measures taken by the Argentine government have had, and are expected to continue to have, a significant impact on us.

S-23

The following table sets forth key economic indicators in Argentina during the periods indicated:

	Year Ended December 31,
	2014	2015		2016
Real gross domestic product (“GDP”) (% change)	(2.6)	2.4	(1)	(2.3)
Consumer price index (% change)	23.9	11.9	(2)	39.2	(2)
Trade balance (US$ in millions)	6,653	(1,110.0)		2,128
Primary fiscal balance (excludes interest) (as % of GDP)	(0.9)	(5.4)		(4.1)
Public debt (% of GDP at December 31)	43.0	26.0		46.3
Unemployment rate-end of period (% change)	6.9	5.9		7.6	(3)

Notes:—

(1)	Data published by the INDEC on June 29, 2016.
(2)	Data published by the INDEC for the 10 months ended October 31, 2015. As of the date of this prospectus supplement, no 2015 year-end data has been made publicly available. In June 2016, the INDEC resumed its CPI publications and published that, according to the INDEC, CPI for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2%, respectively and for January, February, March and April 2017 was 1.3%, 2.5%, 2.4% and 2.6%, respectively. See “Item 3. Key Information—D. Risk Factors–Risks relating to Argentina” in the 2016 20-F.
(3)	As of September 30, 2016.

Dividends

For the years ended December 31, 2014 and 2015, we received authorization from the Central Bank to distribute the amounts of Ps.227.7 million (Ps.0.3895 per share) and Ps.643.0 million (Ps.1.10 per share), respectively. These amounts were paid in March 2016 and August 2016, respectively. On March 8, 2017, the Board of Directors proposed a dividend payment of Ps.701,475,633.60, which was approved at the shareholders’ meeting held on April 28, 2017 and is pending approval by the Central Bank as of the date of this prospectus supplement.

Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments. We have a holistic approach to our banking business; we do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability.

The following table sets forth the components of our income statement for the three months ended March 31, 2016 and 2017:

	Three months Ended March 31,		Change March 31,
	2016	2017	2017-2016
	(in thousands of pesos)
Financial income	6,419,245	7,600,382	1,181,137
Financial expenses	(3,153,905)	(2,960,035)	193,870
Gross intermediation margin	3,265,340	4,640,347	1,375,007
Provision for loan losses	(178,233)	(361,244)	(183,011)
Service charge income	1,737,881	2,401,304	663,423

S-24

	Three months Ended March 31,		Change March 31,
	2016	2017	2017-2016
	(in thousands of pesos)
Service charge expense	(575,815)	(734,324)	(158,509)
Administrative expenses	(2,120,934)	(2,963,533)	(842,599)
Net other income (expenses)	52,420	(793)	(53,213)
Minority interest in subsidiaries	(10,646)	(15,844)	(5,198)
Net income before income tax	2,170,013	2,965,913	795,900
Income tax	(762,384)	(1,201,868)	(439,484)
Net income	1,407,629	1,764,045	356,416

Net Income

Our consolidated net income for the three months ended March 31, 2017 increased 25%, or Ps.356.4 million, as compared to the three months ended March 31, 2016.

Financial Income

The components of our financial income for the three months ended March 31, 2016 and 2017 were as follows:

	Three Months Ended March 31,		Change March 31,
	2016	2017	2017-2016
	(in thousands of pesos)
Interest on cash and due from banks	332	796	464
Interest on loans to the financial sector	32,762	101,182	68,420
Interest on overdrafts	520,273	650,402	130,129
Interest on documents(1)	395,427	374,005	(21,422)
Interest on mortgage loans	184,877	179,022	(5,855)
Interest on pledged loans(2)	100,465	97,717	(2,748)
Interest on credit card loans	919,302	1,071,843	152,541
Interest on financial leases	23,474	20,090	(3,384)
Interest on other loans(3)	2,784,929	3,565,407	780,478
Income from government and private securities, net	1,015,637	868,903	(146,734)
Interest on other receivables from financial intermediation	1,191	936	(255)
Income from guaranteed loans(4)	6,961	3,073	(3,888)
CER (Indexation by benchmark stabilization coefficient) adjustment(5)	56,933	28,636	(28,297)
CVS (Indexation by salary variation coefficient) adjustment	226	111	(115)
Difference in quoted prices of gold and foreign currency	258,783	159,548	(99,235)
Other(6)	117,673	478,711	361,038
Total financial income	6,419,245	7,600,382	1,181,137

Notes:—

(1)	Includes income on factoring, check cashing advances and loans with promissory notes.
(2)	Primarily includes income on interest on loans with pledged collateral.
(3)	Includes interest on loans not classified under prior headings, including interest on personal loans.

S-25

(4)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(5)	Includes “CER” (a benchmark stabilization coefficient, which is an index issued by the Argentine government used to adjust value of credits and deposits) accrued for all assets subject to CER adjustments.
(6)	Consists mainly of results from forward foreign currency settled transactions and premiums for reverse repo transactions.

Our financial income increased 18%, or Ps.1,181.1 million, during three months ended March 31, 2017 as compared to the three months ended March 31, 2016, driven primarily by higher income from interest on loans – which includes interest on overdrafts, documents, mortgage loans, pledged loans, credit card loans, financial leases and other loans – and from financial income, other.

Interest on loans grew 22%, or Ps.1,098.2 million, as a result of an increase of 42% in the average loan portfolio due to volume growth that was partially offset by a decrease in the average interest rate. The average interest rate for private sector loans decreased from 31.7% for the three months ended March 31, 2016 to 27.4% for the three months ended March 31, 2017.

The main variation of total interest on loans was from other loans (including interest on personal loans) which increased 28%, from interest on credit card loans which increased 17% and interest on overdrafts which increased 25% during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016. The average volume of personal loans increased 32%, the average volume of credit card loans increased 32% and the average volume of overdrafts increased 59%, in each case as compared to the average volume for the three months ended March 31, 2016.

Income from government and private securities decreased 14%, or Ps.146.7 million, mainly due to a decrease in the average government securities portfolio by 15% and in our private securities portfolio by 69% as a result of a disposal by us of our private equity securities portfolio during the three months ended March 31, 2017.

Financial income, other increased 307%, or Ps.361 million, mainly due to the increase in premiums for reverse repurchase agreements associated with the higher volume of operations, which grew significantly during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016.

The following tables set forth the changes in financial income due to increases (or decreases) in volume and increases (or decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange valuation differences and income on forward sales of foreign exchange:

Changes in financial income (interest earned)
Three Months Ended March 31, 2017 vs. March 31, 2016
Increase (Decrease) (in thousands of pesos)
Due to changes in the volume of interest-earning assets	1,944,972
Due to changes in average nominal rates of interest-earning assets	(617,079)
Net change	1,327,893

S-26

Changes in financial income due to changes in volume
Three Months Ended March 31, 2017 vs. March 31, 2016
Increase (Decrease) (in thousands of pesos)
Government securities	(64,672)
Loans to private and financial sector	1,696,700
Other assets	312,944
Net change	1,944,972

Changes in financial income due to changes in nominal rates
Three Months Ended March 31, 2017 vs. March 31, 2016
Increase (Decrease) (in thousands of pesos)
Government securities	(2,494)
Loans to private and financial sector	(602,342)
Other assets	(12,243)
Net change	617,079

Financial Expenses

The components of our financial expenses for the three months ended March 31, 2016 and 2017 were as follows:

	Three Months Ended March 31,		Change March 31,
	2016	2017	2017-2016
	(in thousands of pesos)
Interest on savings accounts	20,656	23,971	3,315
Interest on time deposits	2,453,567	2,109,783	(343,784)
Interest on interfinancing received loans (received call)	1,043	1,378	335
Interest on other financing from the financial institutions	51	5	(46)
Interest on other liabilities from financial intermediation (1)	35,671	16,211	(19,460)
Interest on subordinated corporate bonds	53,629	105,168	51,539
Other interest	912	678	(234)
CER adjustment (2)	3,473	2,838	(635)
Contribution to Deposit Guarantee Fund	96,449	49,428	(47,021)
Other (3)	488,454	650,575	162,121
Total financial expenses	3,153,905	2,960,035	(193,870)

Notes:—

(1)	Includes lines of credit from other banks and interest on debt securities.
(2)	Includes CER accrued for all the liabilities subject to CER adjustments.
(3)	Mainly resulting from turnover tax.

S-27

Financial expenses decreased 6%, or Ps.193.9 million, during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016.

Interest on time deposits represented 72% of total financial expenses and decreased 14%, or Ps.340.5 million, during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016, due to a decrease in the average time deposit interest rate (from 23.2% on average for the three months ended March 31, 2016 to 15.8% on average for the three months ended March 31, 2017) that was partially offset by an increase in the average volume of time deposits of 27%.

Financial expenses, other increased 33% during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 due principally to an increase in turnover tax, which was mainly due to an increase in the tax base and, to a lesser extent, to an increase in the tax rates of certain provinces in which we operate.

The contribution to the Deposit Guarantee Fund decreased 49% during the three months ended March 31, 2017 compared to the three months ended March 31, 2016 due to a decrease in the contribution rate set by the Central Bank as of April 2016.

The following tables set forth the changes in financial expense as specified below for the periods indicated:

Changes in financial expense (interest paid)
Three Months Ended March 31, 2017 vs. March 31, 2016
Increase (Decrease) (in thousands of pesos)
Financial expense due to changes in the volume of interest-bearing liabilities	714,125
Financial expense due to changes in average nominal rates of interest-bearing liabilities	(1,005,909)
Net change	(291,784)

Changes in financial expense due to changes in volume
Three Months Ended March 31, 2017 vs. March 31, 2016
Increase (Decrease) (in thousands of pesos)
Deposits	612,833
Borrowings from Central Bank and other financial institutions	26,815
Corporate bonds	74,477
Net change	714,125

S-28

Changes in financial expense due to changes in nominal rates
Three Months Ended March 31, 2017 vs. March 31, 2016
Increase (Decrease) (in thousands of pesos)
Deposits	(951,502)
Borrowings from Central Bank and other financial institutions	(10,087)
Corporate bonds	(44,320)
Net change	(1,005,909)

Provision for Loan Losses

Provision for loan losses increased 103%, or Ps.183 million, during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016, mainly as a result of the 42% increase in the private sector loan portfolio and the increase in provisions for non-performing consumer loans, primarily due to deterioration in the quality of the portfolio.

Service Charge Income

The following table provides a breakdown of our service charge income by expense category for the three months ended March 31, 2016 and 2017:

	Three Months Ended March 31,		Change March 31,
	2016	2017	2016-2017
	(in thousands of pesos)
Service charges on deposit accounts	959,278	1,292,315	333,037
Debit and credit card income	537,113	780,171	243,058
Other fees related to foreign trade	38,839	32,973	(5,866)
Loan-related fees	17,378	55,871	38,493
Capital markets and securities activities	6,968	10,829	3,861
Lease of safe-deposit boxes	26,728	37,414	10,686
Fees related to guarantees	260	458	198
Other (1)	151,317	191,273	39,956
Total service charge income	1,737,881	2,401,304	663,423

Note:—

(1)	Includes insurance income and revenue from joint ventures.

Service charge income increased 38%, or Ps.663.4 million, during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016, mainly due to a 35% increase in service charges on deposits accounts as the result of a greater number of current accounts and the increase in the rates charged and a 45% increase in debit and credit card income as a result of the increases in purchases made with both debit and credit cards.

S-29

Service Charge Expenses

Service charge expenses increased 28%, or Ps.158.5 million, during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016, mainly due to the increase in the cost of services provided by credit and debit card companies and in a lesser extent due to the regulatory change established by the Central Bank in relation to insurance costs. The Central Bank established that, for financings granted as from September 1, 2016, financial institutions may not charge commissions or charge customers for life insurance costs in respect of any debit balances, and financial institutions must choose to either assume the risk or cover the risk at their own cost by contracting an insurance policy. During the three months ended March 31, 2017, we recorded the costs of contracted insurance. As from April 1, 2017, we have opted not to contract an insurance policy but rather have assumed the risk.

Administrative Expenses

The components of our administrative expenses for the three months ended March 31, 2016 and 2017 are reflected in the following table:

	Three Months Ended March 31,		Change March 31,
	2016	2017	2016-2017
	(in thousands of pesos)
Personnel expenses	1,245,604	1,844,878	599,274
Directors and statutory auditors’ fees	67,571	86,718	19,147
Other professional fees	57,891	78,035	20,144
Advertising and publicity	47,829	43,485	(4,344)
Taxes	115,146	162,473	47,327
Depreciation of equipment	46,360	59,043	12,683
Amortization of organization costs	43,286	60,128	16,842
Other operating expenses	318,662	399,517	80,855
Other	178,585	229,256	50,671
Total administrative expenses	2,120,934	2,963,533	842,599

Administrative expenses increased 40%, or Ps.842.6 million, during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016, mainly due to increased personnel expenses and other administrative expenses.

Personnel expenses increased 48%, or Ps.599.3 million, due to collective bargaining agreements being finalized in different fiscal quarters in 2016 and 2017. . Had the collective bargaining agreements finalized in April 2016 been finalized in the first fiscal quarter of 2016, rather than the second, the resulting increase in personnel expense would have been 24% during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016. The remaining administrative expenses increased 28%, or Ps.243.3 million, in line with annual recorded inflation.

Net Other Income (Expense)

For the three months ended March 31, 2017, net other income amounted to a loss of Ps.0.8 million. The decrease of Ps.53.1 million as compared to the three months ended March 31, 2016 was mainly due to a 67%, or Ps.58.5 million, increase in total other expense, mainly due to the increase in charges for the uncollectability of other receivables and other allowances.

Income Tax

During the three months ended March 31, 2017 income tax expenses increased 58%, or Ps.439.5 million, as compared to the three months ended March 31, 2016, with a tax effective rate of 40.5% and 35.1% for the three months ended March 31, 2017 and 2016, respectively. The higher tax rate for the three months ended March 31, 2017 was due to income tax being paid on the collection of guaranteed loans and the portfolio of securities being sold.

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PRINCIPAL SHAREHOLDERS

As of March 31, 2017, we had 584,563,028 outstanding shares of capital stock, consisting of 11,235,670 Class A shares and 573,327,358 Class B ordinary shares. Each share represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B ordinary shares are entitled to one vote per share. Other than aforementioned difference between the voting rights of the Class A shares and the Class B ordinary shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2017:

Shareholder Name(1)	Number of Class A Shares	Number of Class B Ordinary Shares	Total Number of Shares	Percentage of Capital Stock (%)	Percentage of Voting Rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	184,120,650	184,120,650	31.50%	29.25%
Jorge Horacio Brito	5,366,463	107,021,816	112,388,279	19.23%	21.26%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	111,700,939	19.11%	20.85%
Others(2)	973,791	175,379,369	176,353,160	30.17%	28.63%
Total	11,235,670	573,327,358	584,563,028	100.00%	100.00%

Notes:—

(1)	None of our directors or members of our senior management beneficially own any of our capital stock, except that Delfín Federico Ezequiel Carballo, the son of Delfin Jorge Ezequiel Carballo, our Vice Chairman, Jorge Pablo Brito, the son of Jorge Horacio Brito, our Chairman, and Alberto Figueroa, our comprehensive risk management manager each own less than 1% of our total outstanding shares.
(2)	Includes The Bank of New York Mellon, as Depositary for the ADSs.

Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo have assigned all of their preferential rights, including their preemptive rights and accretion rights, to subscribe for Class B ordinary shares with respect to the capital increase to the Argentine placement agent and, in order to facilitate the international offering, the Argentine placement agent, at the discretion of the underwriters, will exercise these rights to purchase Class B ordinary shares, including Class B ordinary shares represented by ADSs, to be sold by us in the international offering.

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TAXATION

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B ordinary shares or ADSs. This discussion applies only to beneficial owners of Class B ordinary shares or ADSs that are “U.S. holders” (as defined below) that hold Class B ordinary shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as of the date hereof and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder (including consequences under the alternative minimum tax or the Medicare tax on net investment income) and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	individual retirement accounts and other tax deferred accounts;

•	tax-exempt organizations;

•	traders in securities that elect to mark to market;

•	certain financial institutions;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	holders that hold Class B ordinary shares or ADSs as part of a hedge, straddle, conversion transaction, constructive sale transaction or other integrated transaction;

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our shares;

•	real estate investment trusts; or

•	regulated investment companies.

This discussion does not address the estate or gift tax consequences of holding Class B ordinary shares or ADSs or the indirect consequences to holders of equity interests in entities or arrangements treated as partnerships for U.S. federal income tax purposes that own our Class B ordinary shares or ADSs. Moreover, this discussion does not address the state, local, or non-U.S. income or other tax consequences of an investment in our Class B ordinary shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.

Except as otherwise noted, this discussion assumes that we are not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. holders. See “—Passive Foreign Investment Company Considerations” below. For the purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of Class B ordinary shares or ADSs and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class B ordinary shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Any partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Class B ordinary shares or ADSs should consult its own tax advisor.

In general, for U.S. federal income tax purposes, U.S. holders that are beneficial owners of ADSs will be treated as the beneficial owners of the Class B ordinary shares represented by those ADSs. No gain or loss will be recognized on the exchange of ADSs for the U.S. holder’s proportionate interest in Class B ordinary shares. A U.S. holder’s tax basis in the Class B ordinary shares received will be the same as the U.S. holder’s tax basis in the ADSs surrendered, and the holding period of the Class B ordinary shares will include the holding period of the ADSs.

Taxation of Dividends

Distributions of cash with respect to the Class B ordinary shares or the ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by us exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the Class B ordinary shares or ADSs, and thereafter as capital gain.

However, we do not maintain calculations of our earnings and profits under U.S. federal income tax principles. U.S. holders should therefore assume that any distribution by us with respect to Class B ordinary shares or ADSs will be reported as ordinary dividend income for U.S. federal income tax purposes. In general, cash dividends (including any amounts withheld in respect of Argentine taxes) paid with respect to:

•	the Class B ordinary shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder; or

•	the Class B ordinary shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the Depositary;

and, in either case, these dividends will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid by us generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that the dividends represent “qualified dividend income.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs (but not the Class B ordinary shares) should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. See “—Passive Foreign Investment Company Considerations” below for a discussion of the PFIC rules.

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In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in light of your own particular circumstances.

Dividends paid in pesos will be includible in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of Class B ordinary shares, or the Depositary, in the case of Class B ordinary shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars. If dividends paid in pesos are converted into U.S. dollars on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss. However, U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any pesos received by the U.S. holder or the Depositary are not converted into U.S. dollars on the date of receipt.

A U.S. holder generally will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the Class B ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the Class B ordinary shares or ADSs. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B ordinary shares represented by ADSs could be affected by future action taken by the IRS.

Sale, Exchange or Other Taxable Disposition

In general, gain or loss realized by a U.S. holder on the sale, exchange or other taxable disposition of Class B ordinary shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the taxable disposition and such U.S. holder’s basis in the Class B ordinary shares or the ADSs. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Class B ordinary shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

The amount realized on a sale or other taxable disposition of Class B ordinary shares for an amount in foreign currency generally will be the U.S. dollar value of such amount on the settlement date of such sale or other taxable disposition, in the case of a cash basis U.S. holder, or the date of sale or taxable disposition, in the case of an accrual basis U.S. holder. On the settlement date, an accrual basis U.S. holder generally will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to any difference between the U.S. dollar value of the amount received based on the exchange rates in effect on the trade date and the settlement date. However, in the case of Class B ordinary shares traded on an established securities market, accrual basis U.S. holders may elect to determine the U.S. dollar value of the amount realized on the sale or other taxable disposition of Class B ordinary shares based on the exchange rate in effect on the settlement date, and no foreign currency exchange gain or loss will be recognized at that time.

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Foreign currency received on the sale or other disposition of a Class B ordinary share will have a tax basis equal to its U.S. dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of such foreign currency will be U.S. source ordinary income or loss.

If Argentine withholding tax is imposed on the sale or disposition of Class B ordinary shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Argentine withholding tax. The availability of U.S. foreign tax credits for these Argentine taxes and any Argentine taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. In particular, because any gain from the sale or other disposition of Class B ordinary shares or ADSs generally will be treated as U.S. source income, a U.S. holder may not be able to fully utilize any U.S. foreign tax credits in respect of such Argentine withholding taxes unless such U.S. holder has other income from foreign sources. U.S. holders are urged to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, Class B ordinary shares or ADSs.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. We do not believe that we were a PFIC for our most recent taxable year and do not expect to be a PFIC for our current taxable year or in the foreseeable future. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Although interest income generally is treated as passive income for this purpose, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. We believe that we currently meet, and expect that we will continue to meet, these requirements. However, our possible status as a PFIC must be determined annually and therefore may be subject to change, for example, if we fail to qualify under this special rule for any year.

If we were a PFIC for any taxable year during which a U.S. holder holds Class B ordinary shares or ADSs, gain recognized by a U.S. holder on a sale or other disposition of the Class B ordinary shares or ADSs would generally be allocated ratably over the U.S. holder’s holding period for the Class B ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to U.S. federal income tax at the highest rate in effect in that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting U.S. federal income tax liability. The same treatment would generally apply to any distribution in respect of Class B ordinary shares or ADSs to the extent the distribution exceeds 125% of the average of the annual distributions received by the U.S. holder on the Class B ordinary shares or ADSs during the preceding three years or the U.S. holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class B ordinary shares or ADSs. In addition, if we were a PFIC for a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to qualified dividend income paid to certain non-corporate U.S. holders would not apply.

Furthermore, if we are characterized as a PFIC, a U.S. holder generally will be required to annually file an IRS Form 8621 and the statute of limitations on assessment and collections will remain open with respect to unreported PFIC interests. In addition, if we are a PFIC for any taxable year during which a U.S. holder holds Class B ordinary shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules.

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Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to dividends in respect of the Class B ordinary shares or ADSs or the proceeds from the sale, exchange or other taxable disposition of the Class B ordinary shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of Class B ordinary shares or ADSs, including requirements related to the holding of certain “specified foreign financial assets.”

Material Argentine Tax Considerations Relating to Our Class B Ordinary Shares and the ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B ordinary shares or ADSs.

Income Tax

Taxation on Dividends Paid in Excess of Taxable Accumulated Income

At the present date there is no Argentine income tax withholding except for the application of the “Equalization Tax” described below.

Dividends paid in excess of taxable accumulated income at the previous fiscal period will be subject to a withholding tax (the “Equalization Tax”) at the rate of 35% applicable on such excess and regarding both Argentine and non-Argentine resident shareholders. Equalization Tax is applicable when dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income.

The Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B ordinary shares and ADSs.

Capital Gains Tax

Prior to September 23, 2013, gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class B ordinary shares were exempt from income tax in Argentina. As of September 23, 2013, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

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Amendments to the Argentine Income Tax Law by Law 26,893 now mean that income derived by Argentine resident individuals from the sale of shares and other securities are exempt from capital gains tax, unless such securities were not traded in stock markets and/or do not have public offering authorization in which case this income is subject to income tax at a 15% rate on net income. The amendments introduced by implementing decree 2334/2013 state that the exemption includes income derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV. It is unclear whether the exemption also includes securities traded through a stock exchange market duly authorized by the CNV (i.e. in addition to publicly offered securities), or whether the exemption only includes securities made through a stock exchange market duly authorized by the CNV. Certain qualified tax authorities publicly held the latter opinion in tax conferences.

Capital gains obtained by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of shares would be subject to income tax, as mentioned above the exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price. The purchaser of the shares, whether Argentine resident or not, will be under an obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not yet implemented any mechanism to make such withholding and payment when both seller and purchaser are non-Argentine residents.

The source of income derived from the sale of ADSs, distribution of dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source of income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this prospectus supplement no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. As of the date of this prospectus supplement, no administrative or judicial rulings have clarified the ambiguity in the law.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B ordinary shares and ADSs.

Personal Assets Tax

Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”), or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of personal assets tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B ordinary shares and ADSs.

Value Added Tax

The sale, exchange or other disposition of our Class B ordinary shares or ADSs and the distribution of dividends are exempted from the value added tax.

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Tax on Debits and Credits on Argentine Bank Accounts

All credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit. The taxpayers that are subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income. Whenever financial institutions governed by Argentine Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on Minimum Presumed Income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their assets, above an aggregate amount of Ps.200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately following 10 fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine tax on minimum presumed income consequences derived from the holding of Class B ordinary shares and ADSs.

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income will be eliminated beginning on January 1, 2019.

Gross Turnover Tax

In addition, gross turnover tax could be applicable on the transfer of Class B ordinary shares or ADSs and on the receipt of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the receipt of dividends are exempt from gross turnover tax. Holders of Class B ordinary shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B ordinary shares and ADSs in the involved jurisdictions. Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp Taxes

Contracts entered into for consideration may be subject to stamp tax in certain Argentine provinces or in the City of Buenos Aires in case agreements related to the transfer of our Class B ordinary shares or ADSs are performed or executed within such jurisdictions. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for their public offering by the CNV are exempt from stamp tax. Holders of Class B ordinary shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

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Other Taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B ordinary shares or ADSs, except for the province of Buenos Aires and Entre Ríos. In such jurisdictions, there is a tax on free transmission of assets, including inheritance, legacies, donations, etc. Since January 2011, the tax rates have been set between 4% and 21.925% according to the taxable base and the degree of kinship involved. Free transmission of Class B ordinary shares or ADSs could be subject to this tax. Holders of Class B ordinary shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Court Tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class B ordinary shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the courts of the relevant province.

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the UK. New treaties with the Arabian Emirates, Chile and Mexico have been recently signed but are still undergoing their respective ratification procedures. There is currently no tax treaty or convention in effect between Argentina and the United States.

Deposit and Withdrawal of Class B Ordinary Shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of Class B ordinary shares in exchange for ADSs.

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UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the underwriters for the international offering. Subject to certain conditions, each underwriter has severally and not jointly agreed to purchase from us the number of ADSs indicated in the following table.

Underwriter	Number of ADSs
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total

The underwriters have committed severally and not jointly to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have entered into an Argentine placement agency agreement with Macro Securities S.A. (the “Argentine placement agent”), providing for the concurrent offering of Class B ordinary shares in Argentina. Pursuant to the terms of such placement agency agreement, the Argentine placement agent shall carry out its best efforts to offer the Class B ordinary shares in Argentina, but has not undertaken any underwriting commitments in connection with the Argentine offering. The international offering and the Argentine offering are conditioned on the closing of each other.

Under Argentine law, all of our existing shareholders have preferential rights, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from the global offering. The preferential rights have not been and will not be registered under the Securities Act and accordingly may not be offered to shareholders in the United States or to ADS holders. The preferential subscription period will expire on or about             , 2017. In order to facilitate the international offering and the Argentine offering, certain shareholders have assigned their preferential rights to subscribe for Class B ordinary shares with respect to the capital increase to the Argentine placement agent and, in order to facilitate the international offering, the Argentine placement agent, at the discretion of the underwriters, will exercise these rights to purchase Class B ordinary shares, including Class B ordinary shares represented by ADSs, to be sold by us in the international offering. Subject to closing conditions set forth in the underwriting agreement, the underwriters will exercise such rights in order to acquire the Class B ordinary shares, including Class B ordinary shares represented by ADSs, to be offered in the international offering. In addition, the underwriters will be able to acquire from us any Class B ordinary shares, including Class B ordinary shares represented by ADSs, relating to preemptive and accretion rights that are not exercised. The underwriters will deposit purchased Class B ordinary shares for delivery of ADSs.

The underwriters have an option to buy up to an additional 11,100,000 Class B ordinary shares, including Class B ordinary shares represented by ADSs, from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. The underwriters may exercise that option for 30 days. If any Class B ordinary shares including Class B ordinary shares represented by ADSs, are purchased pursuant to this option, the underwriters will severally purchase Class B ordinary shares or ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 11,100,000 additional Class B ordinary shares, including Class B ordinary shares represented by ADSs.

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Paid by Us
	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

In addition to the underwriting discounts and comissions per ADS set forth above and on the cover of this prospectus supplement, the underwriters will receive a fee from us of US$      per Class B ordinary share sold in the Argentine offering and the preferential rights offering in Argentina.

ADSs sold by the underwriters to the public will initially be offered at the price to the public set forth on the cover of this prospectus supplement. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$           per ADS from the price to the public set forth on the cover of this prospectus supplement. After the initial offering of the ADSs, the underwriters may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$            .

We have agreed, subject to certain exceptions, not to sell, offer or otherwise dispose of or transfer, directly or indirectly, any of our capital stock (including Class B ordinary shares) or any securities convertible into or exchangeable for our capital stock, during a period commencing on the date of this prospectus supplement and ending 90 days after execution of the underwriting agreement for the offering without the prior approval of Goldman Sachs & Co. LLC. Our Chairman and Vice Chairman, who collectively held, as of March 31, 2017, approximately 37.3% of our Class B ordinary shares, have agreed to similar lock-up provisions, subject to certain exceptions.

In connection with the offering, the underwriters may purchase and sell Class B ordinary shares or the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Class B ordinary shares or the ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional Class B ordinary shares or the ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class B ordinary shares or the ADSs or purchasing Class B ordinary shares or the ADSs in the open market. In determining the source of Class B ordinary shares or the ADSs to cover the covered short position, the underwriters will consider, among other things, the price of Class B ordinary shares or ADSs available for purchase in the open market as compared to the price at which they may purchase additional Class B ordinary shares or the ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional Class B ordinary shares or the ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class B ordinary shares or the ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Class B ordinary shares or the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class B ordinary shares or the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased Class B ordinary shares or the ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

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Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of Class B ordinary shares or the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of Class B ordinary shares or the ADSs. As a result, the price of Class B ordinary shares or the ADSs may be higher than the price that otherwise might exist in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class B ordinary shares or the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In connection with the Argentine offering, the Argentine placement agent may engage in stabilizing transactions, in accordance with the CNV Regulations and other applicable regulations, including, to the extent applicable, Regulation M.

We may enter into derivative transactions with third parties, or sell Class B ordinary shares or the ADSs not covered by this prospectus supplement to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell Class B ordinary shares or the ADSs covered by this prospectus supplement, including in short sale transactions. If so, the third party may use Class B ordinary shares or the ADSs pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of Class B ordinary shares or the ADSs, and may use Class B ordinary shares or the ADSs received from us in settlement of those derivatives to close out any related open borrowings of Class B ordinary shares or the ADSs. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with the international offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

The underwriters, the Argentine placement agent and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters, the Argentine placement agent and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters, the Argentine placement agent and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters, the Argentine placement agent and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

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Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our Class B ordinary shares or the ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class B ordinary shares or the ADSs may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or our Class B ordinary shares or the ADSs shall result in a requirement for the publication by us, any underwriter or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our Class B ordinary shares or the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class B ordinary shares or the ADSs to be offered so as to enable an investor to decide to purchase our Class B ordinary shares or the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus supplement is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus supplement or any of its contents.

Canada

Our Class B ordinary shares or the ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of our Class B ordinary shares or the ADSs must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

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Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our Class B ordinary shares or the ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class B ordinary shares or the ADSs may not be circulated or distributed, nor may our Class B ordinary shares or the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our Class B ordinary shares or the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our Class B ordinary shares or the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

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Where our Class B ordinary shares or the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired our Class B ordinary shares or the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

Our Class B ordinary shares and the ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, or the “FIEA”). Our Class B ordinary shares and the ADSs may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

Our Class B ordinary shares and the ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our Class B ordinary shares, the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, our Class B ordinary shares of the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Class B ordinary shares and the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of our Class B ordinary shares and the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our Class B ordinary shares or the ADSs.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. Our Class B ordinary shares and the ADSs to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our Class B ordinary shares and the ADSs offered should conduct their own due diligence on our Class B ordinary shares and the ADSs. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

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Any offer in Australia of our Class B ordinary shares or the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

Our Class B ordinary shares and the ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring our Class B ordinary shares or the ADSs must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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LEGAL MATTERS

Certain legal matters with respect to Argentine law will be passed upon for us by our Argentine counsel, Bruchou, Fernández Madero & Lombardi. Certain legal matters with respect to United States and New York law will be passed upon for us by Linklaters LLP.

The validity of the ADSs will be passed on for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. The validity of the Class B ordinary shares will be passed on for the underwriters by Salaverri, Dellatorre, Burgio & Wetzler Malbrán, Buenos Aires, Argentina. Simpson Thacher & Bartlett LLP will rely, without investigation, upon Salaverri, Dellatorre, Burgio & Wetzler Malbrán as to all matters governed by Argentine law.

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PROSPECTUS

Banco Macro S.A.

Class B Ordinary Shares, par value Ps. 1.00 per share,

in the form of Class B Ordinary Shares or Class B Ordinary Shares Represented by American Depositary Shares

Rights to Purchase Class B Ordinary Shares

We may from time to time offer our Class B ordinary shares, in the form of Class B ordinary shares or Class B ordinary shares represented by American depositary shares, which we refer to collectively as the “securities.” We will provide the specific terms of the securities that may be offered, and the manner in which they are being offered, in one or more supplements to this prospectus. Any supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information,” before investing in the securities. The amount and price of the securities will be determined at the time of any offering thereof.

The American depositary shares (“ADSs”), each representing 10 of our Class B ordinary shares, are listed on the New York Stock Exchange under the symbol “BMA”. Our Class B ordinary shares are listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”) and for trading on the Mercado Abierto Electrónico S.A. (the “MAE”) under the symbol “BMA”.

Investing in the securities involves risks that are described in the “Risk Factors” section contained in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in any applicable prospectus supplement and may be described in certain of the documents we incorporate by reference in this prospectus. See “Item 3. Key Information—D. Risk Factors” beginning on page 7 of our Form 20-F.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 26, 2017.

We are responsible for the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized any person to give you any other information, and we take no responsibility for any other information that others may give you. This document may only be used where it is legal to sell the securities. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of the securities in any state where the offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed on May 26, 2017 with the SEC, using a shelf registration process. Under this shelf registration process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

Unless the context otherwise requires, in this prospectus the terms the “Bank,” “we,” “us,” “our” and “the registrant” refer to Banco Macro S.A. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

Upon written or oral request, we will provide to any person, at no cost to such person, including any beneficial owner to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such a request by writing or telephoning us at the following address or telephone number:

Banco Macro S.A.

Sarmiento 447

City of Buenos Aires

Argentina

Tel: +54-11-5222-6730

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents, which are considered part of this prospectus. Information that we file with the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information. We incorporate by reference the document listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 24, 2017 (our “Form 20-F”).

We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and those of our reports furnished to the SEC on Form 6-K that we specifically identify as being incorporated by reference in this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus.

As you read the above documents, this prospectus and any prospectus supplement, you may find inconsistencies in information from one document to another. If you find inconsistencies you should rely on the statements made in the most recent document, including this prospectus and any prospectus supplement. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

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When acquiring any securities discussed in this prospectus, you should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any “free writing prospectus” that we authorize to be delivered to you. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate or complete at any date other than the date mentioned on the cover page of those documents.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act with respect to our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of competition. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this prospectus and the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	effects of the global financial markets and economic crisis;

•	deterioration in regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Argentine peso;

•	changes in interest rates which may adversely affect financial margins;

•	governmental intervention and regulation (including banking and tax regulations);

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customer loss and revenue losses;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies;

•	the integration of any acquisitions and the failure to realize expected synergies; and

•	the risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our most recent annual report on Form 20-F.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are incorporated under the laws of Argentina. Substantially all of our assets are located outside the United States. Our directors, officers and controlling persons reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to force against them or against us judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

Our Argentine counsel, Bruchou, Fernández Madero & Lombardi, has advised us that judgments of United States courts for civil liabilities based upon the U.S. federal securities laws may be enforced in Argentina, provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code of Argentina, without reconsideration of their merits (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a court competent in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment must be valid in the jurisdiction where rendered and meet authenticity requirements under Argentine law, (iv) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

Subject to compliance with Article 517 of the Federal Civil and Commercial Procedure Code described above, a judgment against us or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

We have been further advised by our Argentine counsel, Bruchou, Fernández Madero & Lombardi, that:

•	original actions based on the U.S. federal securities laws may be brought in Argentine courts and that, subject to applicable law, Argentine courts may enforce liabilities in such actions against us, our directors, our executive officers and the advisors named in this offering circular; and

•	the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours is limited by provisions of Argentine law.

A plaintiff (whether Argentine or non-Argentine) residing outside Argentina during the course of litigation in Argentina must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Argentina that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Argentine judge. This requirement does not apply to the enforcement of foreign judgments.

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BANCO MACRO S.A.

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small- and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business.

In general, given the relatively low level of banking intermediation in Argentina, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We offer savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small- and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing and foreign exchange services. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.

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REASONS FOR THE OFFERING AND USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we will use the net proceeds from our sale of the securities under this prospectus for general corporate purposes.

We may designate a specific allocation of the net proceeds of an offering of securities by us to a specific purpose, if any, at the time of the offering and will describe any allocation in the related prospectus supplement.

PROSPECTUS SUPPLEMENT

This prospectus provides you with a general description of the securities that may be offered. With respect to a particular offering of the securities registered hereby, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared. You should read both this prospectus and any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information” carefully before investing in the securities. The prospectus supplement to be attached to the front of this prospectus will describe the terms of the offering, including the amount and more detailed items of the securities, the initial public offering price, the price paid for the securities, net proceeds, the expenses of the offering, the terms of offers and sales outside of the United States, if any our capitalization, the nature of the plan of distribution, the terms of any rights offering, including the subscription price for ordinary shares, record date, ex-rights date and exercise period, the other specific terms related to the offering, and any U.S federal income tax considerations and Argentine tax considerations applicable to the securities. Any information in a prospectus supplement, if any, or information incorporated by reference after the date of this prospectus is considered part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different information. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Banco Macro S.A. is a stock corporation organized under the laws of the Republic of Argentina. We maintain our financial books and records and publish our financial statements in Argentine pesos.

DESCRIPTION OF SHARE CAPITAL

For a description of our share capital, including the rights and obligations attached thereto, please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Form 20-F, incorporated by reference herein.

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DESCRIPTION OF American Depositary shares

For a description of the ADSs, including the rights and obligations attached thereto, please refer to “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares” of our Form 20-F, incorporated by reference herein, as well as to the registration statement on Form F-6 (Registration No. 333-130904) including the Deposit Agreement pursuant to which the ADSs will be issued, which is filed as an exhibit thereto.

DESCRIPTION OF RIGHTS TO PURCHASE Class B ORDINARY SHARES

We may issue subscription rights to purchase our Class B ordinary shares. We may issue these rights independently or together with any other offered security. The rights may or may not be transferable in the hands of their holders.

The applicable prospectus supplement will describe the specific terms of any subscription rights offering, including:

•	the title of the subscription rights;

•	the securities for which the subscription rights are exercisable;

•	the number of subscription rights issued;

•	the extent to which the subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal or other income tax considerations applicable to the issuance or exercise of the subscription rights;

•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	if applicable, the record date to determine who is entitled to the subscription rights and the ex-rights date;

•	the date on which the rights to exercise the subscription rights will commence, and the date on which the rights will expire;

•	the extent to which the offering includes an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting arrangement we enter into in connection with the offering.

Each subscription right will entitle its holder to purchase for cash a number of our Class B ordinary shares, ADSs or any combination thereof at an exercise price described in the applicable prospectus supplement. Subscription rights may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Upon receipt of payment and the subscription form properly completed and executed at the subscription rights agent’s office or another office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward our Class B ordinary shares or the ADSs purchasable with this exercise. Rights to purchase our Class B ordinary shares represented by ADSs will be represented by certificates issued by the ADS depositary upon receipt of the rights to purchase Class B ordinary shares registered hereby. The applicable prospectus supplement may offer more details on how to exercise the subscription rights.

We may determine to offer subscription rights to our shareholders only or additionally to persons other than shareholders as described in the applicable prospectus supplement. In the event subscription rights are offered to our shareholders only and their rights remain unexercised, we may determine to offer the unsubscribed securities to persons other than shareholders . In addition, we may enter into a standby underwriting arrangement with one or more underwriters under which the underwriter(s) will purchase any securities remaining unsubscribed for after the offering, as described in the applicable prospectus supplement.

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PLAN OF DISTRIBUTION

The securities may be sold, and the underwriters may resell the securities, directly or through agents in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The securities may be sold in portions outside the United States at an offering price and on terms specified in the applicable prospectus supplement relating to a particular issue of the securities. Without limiting the generality of the foregoing, any one or more of the following methods may be used when selling the securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	sales in which broker-dealers agree with us or a selling securityholder to sell a specified number of securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts or other obligations;

•	by an underwritten public offering;

•	by an underwritten offering of debt instruments convertible into or exchangeable for our Class B ordinary shares on terms to be described in the applicable prospectus supplement;

•	in a combination of any of the above; or

•	any other method permitted pursuant to applicable law.

In addition, the securities may be sold by way of exercise of rights granted pro rata to our existing shareholders.

The securities may also be sold short and securities covered by this prospectus may be delivered to close out such short positions, or the securities may be loaned or pledged to broker-dealers that in turn may sell them. Options, swaps, derivatives or other transactions may be entered into with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the securities and Class B ordinary shares, respectively, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

In connection with the sale of securities, the underwriters or agents may receive compensation from us, a selling securityholder or from purchasers of the securities for whom they may act as agents. The underwriters may sell securities to or through dealers, who may also receive compensation from the underwriters or from purchasers of the securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us or a selling securityholder and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

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We or a selling securityholder may enter into agreements that will entitle the underwriters, dealers and agents to indemnification by us or a selling securityholder against and contribution toward certain liabilities, including liabilities under the Securities Act.

Certain underwriters, dealers and agents and their associates may be customers of, engage in transactions with or perform commercial banking, investment banking, advisory or other services for a selling securityholder or us, including our subsidiaries, in the ordinary course of their business.

If so indicated in the applicable prospectus supplement relating to a particular issue of securities, the underwriters, dealers or agents will be authorized to solicit offers by certain institutions to purchase the securities under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

We will advise any selling securityholder that while it is engaged in a distribution of the securities, it is required to comply with Regulation M promulgated under the Exchange Act (“Regulation M”). With limited exceptions, Regulation M precludes a selling securityholder, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. All of the foregoing might affect the marketability of the securities.

LEGAL MATTERS

Certain legal matters with respect to Argentine law will be passed upon for us by our Argentine counsel, Bruchou, Fernández Madero & Lombardi. Certain legal matters with respect to United States and New York law will be passed upon for us by Linklaters LLP.

EXPERTS

The consolidated financial statements of Banco Macro S.A. appearing in our annual report on Form 20-F for the fiscal year ended December 31, 2016 have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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74,000,000 Class B Ordinary
Shares, including Class B Ordinary
Shares represented by American
Depositary Shares

Prospectus Supplement

Global Coordinator and Bookrunner

Goldman Sachs & Co. LLC

Joint Bookrunner

BofA Merrill Lynch